[Letterhead of City Telecom (H.K.) Limited]
April 4, 2011
VIA EDGAR

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Brandon Hill, Attorney-Advisor
Dean Suchiro, Accountant
Kyle Moffatt, Accountant Branch Chief

	RE:	City Telecom (H.K.) Limited
Form 20-F for the year ended August 31, 2010
Filed December 17, 2010
File No. 000-30354
Ladies and Gentlemen:
This letter is to confirm the conversation between Mr. Brandon Hill, Attorney-Advisor, and our U.S. counsel, Jones Day, on March 29, 2011 regarding the further comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on item 5 of our response letter dated March 23, 2011. We respectfully submit that all exhibits required to be filed in our Form 20-F for the fiscal year ended August 31, 2010 had been filed on December 17, 2010. Pursuant to the Staff comment, we will include in our future Form 20-F and other SEC filings, a full index identifying all the exhibits that are required to be filed. Where exhibits are incorporated by reference in our previous filings, we will note this fact in the index.
Please direct any comments or requests for additional information to my attention at +852 3145 4710.

Sincerely, City Telecom (H.K.) Limited
/s/ Lai Ni Quiaque
By: Lai Ni Quiaque
Title:	Chief Financial Officer

CC:	Jeffrey Maddox, Jones Day Virginia Tam, Jones Day